SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Zale Corporation

(Name of Subject Company (Issuer))

Zale Corporation

(Names of Filing Persons (Offeror))

Common Stock, par value $.01 per share

(Title of Class of Securities)

988858 106

(CUSIP Number of Class of Securities)

901 West Walnut Hill Lane
Irving, Texas 75038-1003
Telephone: (972) 580-4000

Copy To:
W. Brinkley Dickerson, Jr., Esq.
Eric A. Koontz, Esq.
Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308
Telephone: (404) 885-3000

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

SIGNATURE
EXHIBIT INDEX
EX-99(a)(5(i) SUMMARY OF ADVERTISEMENT

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO of Zale Corporation, a Delaware corporation, filed on July 1, 2003, relating to the offer by Zale Corporation to purchase up to 6,400,000 shares, or such lesser number of shares as are properly tendered, of its common stock at a price not greater than $48.00 nor less than $42.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares.

     The purpose of this Amendment No. 1 is to amend and supplement Item 12 of Zale Corporation’s Schedule TO to add a new Exhibit (a)(5)(i).

Item 12. Exhibits.

Exhibit
Number	Description of Exhibits

(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Participants in Our 401(k) Plan.*

(a)(1)(vi)	Trustee Direction Form.*

(a)(1)(vii)	Guidelines for Substitute Form W-9.*

(a)(1)(viii)	Letter to Stockholders.*

(a)(5)	Press Release.*

(a)(5)(i)	Summary Advertisement.**

(d)(i)	Zale Corporation Omnibus Stock Incentive Plan (included as Exhibit 10.3b to Zale Corporation’s 10-K for the annual period ended July 31, 2001, previously filed with the Commission on May 10, 2001, and incorporated by reference herein).

(d)(ii)	Zale Corporation Outside Directors’ 1995 Stock Option Plan (included as Exhibit 10.3c to Zale Corporation’s 10-K for the annual period ended July 31, 2001, previously filed with the Commission on May 10, 2001, and incorporated by reference herein).

*	Previously filed.

**	Filed herewith.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2003	Zale Corporation

By: /s/ Mary L. Forté

Mary L. Forté President and Chief Executive Officer

By: /s/ Sue E. Gove

Sue E. Gove Executive Vice President and Chief Operating Officer

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Participants in Our 401(k) Plan.*

(a)(1)(vi)	Trustee Direction Form.*

(a)(1)(vii)	Guidelines for Substitute Form W-9.*

(a)(1)(viii)	Letter to Stockholders.*

(a)(5)	Press Release.*

(a)(5)(i)	Summary Advertisement.**

(d)(i)	Zale Corporation Omnibus Stock Incentive Plan (included as Exhibit 10.3b to Zale Corporation’s 10-K for the annual period ended July 31, 2001, previously filed with the Commission on May 10, 2001, and incorporated by reference herein).

(d)(ii)	Zale Corporation Outside Directors’ 1995 Stock Option Plan (included as Exhibit 10.3c to Zale Corporation’s 10-K for the annual period ended July 31, 2001, previously filed with the Commission on May 10, 2001, and incorporated by reference herein).

*	Previously filed.

**	Filed herewith.